FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: March 2, 2005	By: “Fred George” Fred George President

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2	Date of Material Change

March 2, 2005

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on March 2, 2005.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9	Date of Report

March 2, 2005

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614   Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 8-2005	March 2, 2005

GAMMON LAKE ANNOUNCES NEW DRILL RESULTS FROM
OCAMPO GOLD-SILVER PROJECT AND DISCOVERY OF
NEW HIGH GRADE STRUCTURES

Newly Drilled San Ramon Returns Hole OG-212, Intersecting 10-Metres
Grading 18.73 Grams per Tonne Gold and 1,026 Grams per Tonne Silver,
for a Gold-Equivalent Grade of 34.5 Grams per Tonne

Bonanza Silver Grade Encountered in Hole OU-193 Producing Grades of 7,052
Grams per Tonne Silver and 14.0 Grams per Tonne Gold, for a Gold-Equivalent
Grade of 122.5 Grams per Tonne, Over 1.8-Metres

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce the results from 97 new step-out and in-fill drill holes at its 100%-owned Ocampo Gold-Silver Project. These results are from the seventh round of surface drilling and underground drilling from ramp development as part of the Company’s 65,000-metre drill program at both the Open-Pit and Northeast Underground Project Areas.

Exploration in Open-Pit Area Encounters High-Grade San Ramon

The 34 holes reported from the Open-Pit Project Area were the focus of exploration efforts targeting San Ramon, a previously un-drilled structure that is located between the Picacho and Plaza de Gallos pits. Drilling on San Ramon returned grades of 18.73 grams per tonne gold and 1,026 grams per tonne silver, for a gold-equivalent grade of 34.5 grams per tonne, over an intercept of 10-metres in hole OG-212. This occurred in a much larger intercept of 37.5-metres grading 5.26 grams per tonne gold and 293 grams per tonne silver. East of this hole and at a similar elevation, OG-210 encountered 2.0-metres grading 6.21 grams per tonne gold and 341 grams per tonne silver, for a gold-equivalent grade of 11.4 gram per tonne. This also occurred within a much larger intercept of 23-metres grading 1.14 grams per tonne gold and 53 grams per tonne silver.

Table 1: Newly Reported Drill Results from the Open-Pit Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent (1:65)

Picacho	OG-164	71.1	94.0	22.9	0.12	11	0.3

San Ramon	OG-190	189.0	193.0	4.0	1.31	4	1.4
	including	190.0	191.0	1.0	4.66	8	4.8

San Ramon	OG-194	318.0	327.0	9.0	0.48	72	1.6
	including	326.0	327.0	1.0	2.26	338	7.5

San Ramon	OG-200	80.0	83.0	3.0	5.01	10	5.2
	OG-200	190.5	192.0	1.5	1.69	151	4.0

Between Picacho & SR	OG-200	448.5	450.0	1.5	0.02	92	1.4

(Table Continued on Page 2)

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent (1:65)

San Ramon	OG-210	21.0	30.0	9.0	0.34	11	0.5

	OG-210	39.0	62.0	23.0	1.14	53	1.9
	including	47.0	49.0	2.0	6.21	341	11.4

San Ramon	OG-212	46.5	84.0	37.5	5.26	293	9.8

	including	62.0	72.0	10.0	18.73	026	34.5

San Ramon	OG-216	25.0	32.0	7.0	0.32	13	0.5
	OG-216	79.0	86.0	7.0	6.41	31	6.9
	including	79.0	84.0	5.0	8.96	41	9.6

La Cueva (Picacho N)	OG-223	2.0	14.3	12.3	0.33	22	0.7

Between Picacho & SR	OG-227	20.4	24.9	4.5	0.74	8	0.9
	OG-227	52.3	56.8	4.5	2.56	90	3.9

San Ramon	OG-231	10.0	31.0	21.0	0.48	15	0.7

San Ramon	OG-250	181.0	182.0	1.0	3.21	13	3.4
	OG-250	183.0	185.0	2.0	1.48	14	1.7

San Ramon	OG-258	0.0	13.5	13.5	0.20	58	1.1
	OG-258	34.0	43.0	9.0	0.30	10	0.5
	OG-258	79.5	82.0	2.5	0.94	6	1.0

San Ramon	OG-262	43.0	56.0	13.0	0.36	12	0.5

San Ramon	OG-263	142.0	213.0	71.0	0.89	75	2.0
	including	149.0	154.0	5.0	5.27	399	11.4

San Ramon	OG-266	193.5	204.0	10.5	0.28	6	0.4
	including	193.5	198.0	4.5	0.31	11	0.5
	OG-266	225.0	233.0	8.0	0.36	28	0.8

San Ramon	OG-268	10.0	19.0	9.0	0.51	12	0.7

San Ramon	OG-269	0.0	4.5	4.5	0.92	72	2.0
	OG-269	126.0	137.0	11.0	0.21	22	0.5
	OG-269	145.0	171.0	26.0	0.40	13	0.6
	including	148.0	152.0	4.0	0.51	29	1.0
	including	166.5	171.0	4.5	1.17	10	1.3

San Ramon	OG-270	94.0	182.0	88.0	0.52	29	1.0
	including	94.0	131.0	37.0	0.91	51	1.7
	including	99.0	101.0	2.0	2.04	230	5.6
	including	144.0	152.0	8.0	0.60	38	1.2

San Ramon	OG-275	0.0	4.5	4.5	0.49	29	0.9
	OG-275	118.0	124.5	6.5	1.77	2	1.8

San Ramon	OG-276	58.0	60.0	2.0	1.63	7	1.7
	OG-276	71.0	85.0	14.0	0.47	10	0.6
	including	75.0	79.0	4.0	1.34	16	1.6
	OG-276	92.0	107.0	15.0	0.28	15	0.5

San Ramon	OG-277	27.0	47.0	20.0	0.20	6	0.3

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and silver price of US $6.15. The widths above are drill intercepts and not true widths. Holes OG-160,165,193,197,221,222,224,226,239,242,272-273 encountered low grade. A 0.3 g/t gold-equivalent cut off grade was utilized for drilling in Open-Pit Area.

(Continued on Page 3)

The Company has been focusing exploration efforts on the definition of mineralization below the proposed open pits. Hole OG-263 provides an example of these efforts, returning grades of 5.27 grams per tonne gold and 399 grams per tonne silver, for a gold-equivalent grade of 11.4 grams per tonne, over 5-metres. This is included in a larger 71-metre interval grading 0.89 grams per tonne gold and 75 grams per tonne silver for a gold-equivalent grade of 2.0 grams per tonne. These results provide further evidence of a very large vein system that persists at depth below the pit bottom, and may expand the pit in depth and strike length. San Ramon may represent an extension of the pit between Picacho and Plaza de Gallos.

Drilling in Northeast Underground Project Area Results in Discovery of New High-Grade Structure

The 63 holes reported from the Northeast Underground Project Area produced 79 intercepts above an underground cut off grade of 3 g/t gold-equivalent. Hole OU-193 encountered a bonanza silver grade of 7,052 grams per tonne silver and 14.0 grams per tonne gold, for a gold-equivalent grade of 122.5 grams per tonne, over 1.8-metres. Drilling in this area of the Project has also encountered a new high-grade structure, as demonstrated by hole OU-169 grading 13.87 grams per tonne gold and 1,024 grams per tonne silver, over an intercept of 7-metres. This intercept includes 2-metre grading 36.45 grams per tonne gold and 2,350 grams per tonne silver, for a gold-equivalent grade of 72.6 grams per tonne. Other significant results from drilling on this structure include hole OU-168 grading 45.00 grams per tonne gold and 4,590 grams per tonne silver, for a gold-equivalent grade of 115.6 grams per tonne, over an intercept of 1-metre. The results of all 63 holes can be found in the table below:

Table 2: Newly Reported Drill Results from Northeast Underground Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent (1:65)

Las Animas	OU-133	88.5	90.0	1.5	1.54	114	3.3

Las Animas	OU-133	96.0	98.0	2.0	1.52	292	6.0

San Juan	OU-134	95.0	96.3	1.3	4.73	109	6.4

La Esperanza	OU-134	142.5	144.0	1.5	4.59	27	5.0

Las Animas System	OU-135	37.0	40.0	3.0	3.50	397	9.6

Las Animas System	OU-135	72.0	73.0	1.0	2.24	70	3.3

Las Animas System	OU-135	130.0	131.0	1.0	5.73	159	8.2

San Juan	OU-136	67.0	68.0	1.0	2.08	73	3.2

New Structure	OU-140	26.0	28.0	2.0	3.80	289	8.2

Las Animas	OU-140	86.0	90.0	4.0	6.35	276	10.6
	including	86.0	88.0	2.0	9.96	423	16.5

San Juan	OU-141	72.0	73.0	1.0	1.01	138	3.1

Las Animas System	OU-142	58.5	60.0	1.5	2.56	46	3.3

Las Animas	OU-142	76.0	79.0	3.0	4.09	293	8.6
	including	77.0	78.0	1.0	7.4	421	13.9

New Structure	OU-143	33.0	34.0	1.0	1.42	184	4.3

Las Animas System	OU-143	56.0	57.0	1.0	2.26	287	6.7

Las Animas System	OU-143	66.0	67.0	1.0	3.03	90	4.4

Las Animas	OU-143	107.0	113.0	6.0	2.47	137	4.6

San Juan	OU-144	72.0	75.0	3.0	6.85	255	10.8
	including	74.0	75.0	1.0	17.30	538	25.6

San Juan	OU-145	82.0	84.0	2.0	4.18	64	5.2

New Structure	OU-146	16.0	17.0	1.0	1.00	204	4.1

New Structure	OU-146	46.0	48.0	2.0	2.07	158	4.5

(Table Continued on Page 4)

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent (1:65)

Las Animas System	OU-148	43.0	48.0	5.0	3.20	164	5.7
	including	43.0	44.0	1.0	7.44	359	13.0

Las Animas	OU-148	112.0	120.0	8.0	6.02	286	10.4
	including	114.0	115.0	1.0	23.30	956	38.0

Las Animas	OU-150	95.0	96.0	1.0	2.09	59	3.0

San Juan	OU-151	85.5	87.0	1.5	4.36	11	4.5

San Juan	OU-152	96.0	97.2	1.2	1.42	179	4.2

No Name	OU-153	54.0	55.5	1.5	1.90	125	3.8

Las Animas	OU-153	127.5	131.0	3.5	2.92	464	10.1

Las Animas System	OU-155	78.0	80.0	2.0	24.86	163	27.4
	including	79.0	80.0	1.0	45.50	249	49.3

New Structure	OU-157	30.0	32.0	2.0	3.17	420	9.6
	including	31.0	32.0	1.0	4.81	706	15.7

Las Animas	OU-157	89.0	93.0	4.0	9.99	403	16.2
	including	89.0	90.0	1.0	26.70	1,075	43.2

New Structure	OU-160	36.0	37.0	1.0	4.75	93	6.2

Las Animas System	OU-160	60.0	61.0	1.0	3.67	111	5.4

Las Animas System	OU-160	85.0	86.0	1.0	3.82	109	5.5

Las Animas	OU-160	91.0	98.0	7.0	2.33	162	4.8
	including	91.0	93.0	2.0	4.39	473	11.7

San Juan	OU-161	106.0	107.0	1.0	2.44	117	4.2

Aventurero	OU-162	141.0	146.0	5.0	3.45	107	5.1

San Juan	OU-163	124.5	126.0	1.5	1.26	118	3.1

San Juan	OU-163	128.0	129.0	1.0	3.73	95	5.2

New Structure	OU-163	145.0	146.0	1.0	5.68	34	6.2

New Structure	OU-164	24.0	26.0	2.0	1.55	572	10.3

Las Animas System	OU-164	68.0	70.0	2.0	2.71	81	4.0

Las Animas	OU-164	87.0	89.0	2.0	8.47	312	13.3

San Juan	OU-165	140.0	142.0	2.0	9.33	376	15.1

New Structure	OU-166	28.3	28.9	0.6	4.55	547	13.0

Las Animas System	OU-166	58.5	60.0	1.5	3.27	2	3.3

Las Animas	OU-166	82.0	84.0	2.0	5.54	130	7.5

San Juan	OU-167	173.0	175.0	2.0	2.38	70	3.4

San Juan	OU-167	177.0	178.0	1.0	2.22	51	3.0

New Structure	OU-168	36.0	37.0	1.0	45.00	4,590	115.6

Las Animas System	OU-168	65.0	66.0	1.0	2.64	205	5.8

Las Animas	OU-168	81.0	84.0	3.0	0.82	379	6.7

New Structure	OU-169	47.0	54.0	7.0	13.87	1,024	29.6
	including	51.0	53.0	2.0	36.45	2,350	72.6

Las Animas	OU-169	76.0	77.0	1.0	14.15	38	14.7

San Juan	OU-171	151.0	153.0	2.0	3.63	77	4.8

Las Animas	OU-172	75.0	81.0	6.0	3.69	189	6.6

Aventurero	OU-173	126.0	127.0	1.0	2.40	105	4.0

Las Animas	OU-174	54.0	55.5	1.5	6.27	102	7.8

Las Animas	OU-174	85.0	90.0	5.0	3.46	90	4.8

Las Animas	OU-175	36.0	37.5	1.5	5.67	8	5.8

(Table Continued on Page 5)

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent (1:65)

Las Animas	OU-175	92.0	94.0	2.0	4.92	460	12.0

Las Animas	OU-177	44.0	45.0	1.0	2.34	96	3.8

Las Animas System	OU-177	98.0	101.0	3.0	2.14	77	3.3

Las Animas System	OU-177	105.0	106.0	1.0	2.44	123	4.3

La Esperanza	OU-182	71.0	73.0	2.0	7.14	114	8.9

La Esperanza	OU-183	84.6	85.5	0.9	2.16	72	3.3

San Juan	OU-186	108.0	112.6	4.6	1.26	189	4.2

Aventurero	OU-187	104.0	105.0	1.0	5.31	283	9.7

Aventurero	OU-188	105.0	106.0	1.0	1.02	120	2.9

Chica Rica	OU-189	58.5	60.0	1.5	6.12	334	11.3

Aventurero	OU-190	109.0	114.0	5.0	2.30	87	3.6
	including	110.0	112.0	2.0	4.51	200	7.6

San Juan South	OU-191	115.0	116.0	1.0	2.80	<5	2.8

San Juan South	OU-191	120.0	121.0	1.0	2.03	30	2.5

Chica Rica	OU-192	63.0	64.0	1.0	5.43	57	6.3

Chica Rica	OU-192	70.0	71.0	1.0	3.76	28	4.2

San Juan South	OU-192	132.9	136.0	3.1	2.30	392	8.3

Chica Rica	OU-193	69.0	70.0	1.0	60.70	609	70.1

San Juan South	OU-193	139.0	147.0	8.0	3.72	1,618	28.6
	including	143.8	145.6	1.8	14.0	7,052	122.5

San Juan South	OU-194	139.0	151.0	12.0	1.53	55	2.4
	including	146.0	151.0	5.0	3.10	99	4.6
	including	146.0	148.0	2.0	5.5	191	8.4

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and silver price of US $6.15. The widths above are drill intercepts and not true widths. Holes OU-131-132,138-139,149,154,156,158-59,170,176, 178,180-181 & 185 encountered low grade. Holes OU-137,177,179 & 184 were abandoned. Hole OU-147 is to be deepened. Holes OU-166 & 168 were abandoned at 84-metres in last grade zone.

The results reported in this press release are from drilling conducted after the June 10th cut off date for data included in the Company’s newly completed resource/reserve calculations. Since June, Gammon has continued an aggressive exploration program at the Ocampo project focused on upgrading inferred resources as well as expanding the overall project resource base through the exploration of secondary targets identified on the property. The Company intends to complete a revised resource/reserve calculation prior to the commencement of production in 2006, incorporating a sizable amount of data from ongoing exploration. This is expected to result in a significant expansion of resource/reserves.

Mine construction commenced at the Ocampo Project earlier this year. Construction and development of the mine site remains on schedule and on budget, with gold-silver production expected to commence in the first quarter of 2006.

(Continued on Page 6)

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.